                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                 --------------------

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------------

                                  PRIME RETAIL, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                      741570105
                                    (CUSIP Number)

                                  MICHAEL W. RESCHKE
                                 77 WEST WACKER DRIVE
                                      SUITE 3900
                                  CHICAGO, IL 60601
                                    (312) 917-1500
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   With a copy to:
                                WAYNE D. BOBERG, ESQ.
                                   WINSTON & STRAWN
                                 35 WEST WACKER DRIVE
                                  CHICAGO, IL 60601
                                   (312) 558-5600

                                    JUNE 15, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                                     SCHEDULE 13D
------------------------
 CUSIP No.    741570105
------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael W. Reschke

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP,                 (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           OO

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY  7.   SOLE VOTING POWER - 164,141
    OWNED BY EACH PERSON WITH    -----------------------------------------------
                                 8.   SHARED VOTING POWER - 7,594,629
                                 -----------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER - 164,141
                                 -----------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER - 7,594,629
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 Individually beneficially owns 152,717 shares of Common Stock, par value $0.01 per share of the Issuer ("Common Stock") and 9,552 shares of Series B Preferred Stock, par value $0.01 per share, of the Issuer ("Preferred Stock"), which is immediately convertible into 11,424 shares of Common
 Stock. May be deemed to share beneficial ownership of: (i) 250,000 shares of Common Stock and 43,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at Issuer's election, cash of equivalent value), directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 5,557,000 Common Units directly owned by Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); (iii) 845,625 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 61,632 Common Units directly owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III"); (v) 136,372 Common Units directly owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (vi) 701,000 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"), by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 Individually beneficially owns 152,717 shares of Common Stock and 9,552 shares  of Preferred Stock which, assuming conversion of the Preferred
 Stock, constitute approximately 0.4% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately:
 (i) 250,000 shares of Common  Stock and 43,000 Common Units directly owned by PGLP which, assuming exchange of the Common Units, constitute approximately 1.0% of the outstanding shares of Common Stock; (ii)
 5,557,000 Common Units directly owned by PFLP  which, assuming exchange of the Common Units, constitute approximately 13.0% of the  outstanding shares of Common Stock; (iii) 845,625 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock; (iv) 61,632 Common Units directly owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (v) 136,372 Common Units directly owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.3% of the outstanding shares of Common Stock; and (vi) 701,000 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V.
 ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - IN
 ------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PGLP, Inc.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 1,744,629
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 1,744,629
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           May be deemed to share beneficial ownership of: (i) 845,625 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, cash of equivalent value), owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (ii) 61,632 Common Units owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III");
           (iii) 136,372 Common Units owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (iv) 701,000 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"), by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           May be deemed to share beneficial ownership of: (i) 845,625 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock; (ii) 61,632 Common Units owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (iii) 136,372 Common Units owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.3% of the outstanding shares of Common Stock; and (iv) 701,000 Common Units owned by PG-V which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Finance, Inc.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 5,557,000
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 5,557,000
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           May be deemed to share beneficial ownership of 5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership by virtue of its position as managing general partner of Prime Financing Limited Partnership.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           May be deemed to share beneficial ownership of the approximate 13.0% equity interest in the Issuer directly owned by Prime Financing Limited Partnership, assuming exchange of the Common Units by virtue of its position as general partner of Prime Financing Limited Partnership.
--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group Limited Partnership

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 293,000
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 293,000
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           250,000 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") and 43,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 1.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Financing Limited Partnership

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 5,557,000
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 5,557,000
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 13.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group II, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 845,625
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 845,625
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           845,625 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 2.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group III, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 61,632
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 61,632
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           61,632 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.1% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group IV, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 136,372
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 136,372
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           136,372 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per shares at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.3% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

----------------------
 CUSIP No.  741570105
----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group V, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 701,000
 BENEFICIALLY OWNED BY EACH  ---------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 701,000
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           701,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 2.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

               This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Prime Retail, Inc., a Maryland corporation
(the "Company").   The principal executive offices of the Company are located at
100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) and (f). This Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), PGLP, Inc., an Illinois corporation ("PGLPI"), Prime Finance, Inc., an Illinois corporation ("Prime Finance"), Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group III, L.P., an Illinois limited partnership ("PG-III"); Prime Group IV, L.P., an Illinois limited partnership ("PG-IV") and Prime Group V, L.P., an Illinois limited partnership ("PG-V").

               Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of PG-II, PG-III, PG-IV, and PG-V; and (iii) owns an approximate 50.75% equity interest in Prime International, Inc., which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP.

               (b)(i) The business address of each of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V is:

                      77 West Wacker Drive
                      Suite 3900
                      Chicago, Illinois 60601

               (ii)   Unless otherwise indicated in paragraph (c)(iii) of this
Item 2, the business address of each person listed in paragraph (c)(iii) of this
Item 2 is:

                      77 West Wacker Drive
                      Suite 3900
                      Chicago, Illinois 60601

               (c)(i) Reschke is the Chairman, President and Chief Executive Officer of The Prime Group, Inc., an Illinois corporation ("PGI"), the President and a member of the Board of Directors of PGLPI and Prime Finance and the Chairman of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also the Chairman of the Board of Directors of each of the Company, a publicly traded real estate investment trust engaged in the ownership, development and management of factory outlet centers and Brookdale Living Communities, Inc., a publicly traded Delaware corporation involved in the ownership, development and operation of senior independent assisted living facilities and a member of the Board of Directors of Horizon Group Properties, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers. The principal business of PGI and PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

               (ii) The principal business of each of PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V is the ownership, development and management of, and investment in, directly or indirectly, real estate.

               (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI and Prime Finance:

 Name                            Present Principal Occupation or Employment
 ----                            ------------------------------------------

 Robert J. Rudnik (A)(B)......   Executive Vice President/General Counsel and
                                 Secretary of PGI; Vice President and
                                 Secretary of PGLPI and Prime Finance;
                                 Executive Vice President, General Counsel and Secretary of Brookdale Living
                                 Communities, Inc.

 Gary J. Skoien...............   Executive Vice President of PGI; Vice
                                 President of PGLPI and Prime Finance;
                                 President, Chief Executive Officer and
                                 Chairman of Horizon Group Properties, Inc.

 Ray R. Grinvalds ............   Senior Vice President/Asset and Development
                                 Management of PGI; Vice President and
                                 Treasurer of PGLPI

 Warren H. John (B)...........   Vice President of PGI; Vice President and
                                 Assistant Secretary of PGLPI
 _______________
 (A) Director of Prime Finance
 (B) Director of PGLPI

               All of the executive officers and directors of PGLPI and Prime Finance are citizens of the United States of America.

               (d) and (e) During the last five years, none of Reschke nor any of the executive officers of PGLPI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Merger, dated as of February 1, 1998, by and among Prime Retail, Inc. ("Old Prime"), Prime Retail, L.P., Horizon Group, Inc., Sky Merger Corp., Horizon Group Properties, Inc., Horizon Group Properties, L.P. and Horizon/Glen Outlet Centers Limited Partnership (the "Merger Agreement"), the shares of Common Stock of Old Prime owned by Reschke and PGLP were automatically converted into the same number of shares of Common Stock of the Company upon consummation of the transactions contemplated by the Merger Agreement.

               PGLP, PFLP, PG-II, PG-III, PG-IV and PG-V held, prior to the transactions contemplated by the Merger Agreement, and continue to hold Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units") which Common Units are exchangeable on a one for one basis for Common Stock of the Company, $0.01 par value per share, at any time (or, at the Company's election, cash of equivalent value).

ITEM 4.   PURPOSE OF TRANSACTION.

               Reschke and PGLP own shares of Common Stock and PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V own Common Units and intend to hold such securities for investment purposes.

               None of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, or PG-V has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through
(j) of the instructions for this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Reschke beneficially owns 152,717 shares of Common Stock and 9,552 shares of Preferred Stock which, assuming conversion of the Preferred Stock, constitute approximately 0.4% of the total outstanding shares of Common Stock. PGLP beneficially owns 250,000 shares of Common Stock and 43,000 Common Units which, assuming exchange of the Common Units, constitute approximately 1.0% of the outstanding shares of Common Stock.
PFLP beneficially owns 5,557,000 Common Units which, assuming exchange of the Common Units, constitute approximately 13.0% of the outstanding shares of Common Stock. PG-II beneficially owns 845,625 Common Units which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock. PG-III beneficially owns 61,632 Common Units which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock. PG-IV beneficially owns 136,372 Common Units which, assuming exchange of the Common Units, constitute approximately 0.3% of the outstanding shares of Common Stock. PG-V beneficially owns 701,000 Common Units which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock.

               By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share beneficial ownership of the 250,000 shares of Common Stock directly owned by PGLP and the 43,000, 5,557,000, 845,625, 61,632, 136,372, and 701,000 Common Units owned by PGLP, PFLP,
PG-II, PG-III, PG-IV, and PG-V, respectively. Prime Finance may be deemed to share beneficial ownership of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share beneficial ownership of the 845,625, 61,632, 136,372 and 701,000 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

               (b) Reschke has the sole power to direct the vote and disposition of 152,717 shares of Common Stock and 9,552 shares of Preferred Stock directly owned by Reschke. PGLP has the sole power to direct the vote and disposition of the 250,000 shares of Common Stock and 43,000 Common Units directly owned by PGLP. PFLP has the sole power to direct the vote and disposition of the 5,557,000 Common Units owned by PFLP. Each of PG-II, PG-III, PG-IV and PG-V has the sole power to direct the vote and disposition of the 845,625, 61,632, 136,372 and 701,000 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively.

               By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share the power to direct the vote and disposition of the 250,000 shares of Common Stock directly owned by PGLP and the 43,000, 5,557,000, 845,625, 61,632, 136,372, and 701,000 Common Units
owned by PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V, respectively. Prime Finance may be deemed to share the power to direct the vote and disposition of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share the power to direct the vote and disposition of the 845,625, 61,632, 136,372 and 701,000 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

               (c)    Not applicable.

               (d)    Not applicable.

               (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Pursuant to a Pledge and Security Agreement dated as of June 14, 1996 by and between PFLP and Bankers Trust Company, PFLP pledged 5,557,000 Common Units as security for borrowings pursuant to a Credit Agreement by and between PFLP and First Boston Mortgage Capital Corporation dated as of even date therewith.

               Pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PGLP and The Northern Trust Company, PGLP pledged 43,000 Common Units as security for the obligations of PGLP under a guaranty issued by PGLP with respect to a loan made by The Northern Trust Company to PGI.

               Pursuant to a Pledge and Security Agreement dated as of March 22, 1994 by and between PG-II and Kemper Investors Life Insurance Company ("Kemper"), as amended, PG-II pledged 739,333 Common Units to secure certain obligations relating to the obligations of PG-II under a guaranty issued by PG-II with respect to a loan made by Kemper to an affiliate of PG-II.

               Pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PG-III and The Northern Trust Company, PG-III pledged 61,632 Common Units as security for the obligations of PG-III under a guaranty issued by PG-III with respect to a loan made by The Northern Trust Company to PGI.

               Pursuant to a Pledge and Security Agreement dated as of March 22, 1994, as amended, by and between PG-V and Lumbermens Mutual Casualty Company ("LMCC"), PG-V pledged 598,346 Common Units as security for the obligations of PG-V to LMCC under a guaranty issued by PG-V with respect to a loan made by LMCC to an affiliate of PG-V.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.

                                      SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.



                                          /s/  Michael W. Reschke
                                        ----------------------------------
                                        Michael W. Reschke


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PGLP, INC.



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIME FINANCE, INC.



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIME GROUP LIMITED PARTNERSHIP



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    Managing General Partner


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIME FINANCING LIMITED PARTNERSHIP
                                        By: Prime Finance, Inc., its managing
                                            general partner



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIME GROUP II, L.P.
                                        By:  PGLP, Inc., its managing general
                                             partner



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIME GROUP III, L.P.
                                        By:  PGLP, Inc., its managing general
                                             partner



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIME GROUP IV, L.P.
                                        By:  PGLP, Inc., its managing general
                                             partner



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President


                                        Dated: June 25, 1998

                                     SIGNATURE


               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                        PRIME GROUP V, L.P.
                                        By:  PGLP, Inc., its managing general
                                             partner



                                        By:  /s/  Michael W. Reschke
                                           -------------------------------
                                        Name:     Michael W. Reschke
                                        Title:    President


                                        Dated: June 25, 1998